Exhibit 99.3
Press Conference

"Infosys Limited

Q3 FY23 Media Conference Call"

January 12, 2023

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

journalists

Ritu Singh

CNBC TV 18

Anisha Jain

ET Now

Sajeet Manghat

BQ Prime

Kushal Gupta

Zee Business

Harshada Sawant

CNBC Awaaz

Nandan Mandayam

Reuters

Uma Kannan

The New Indian Express

Haripriya Suresh

Moneycontrol

Veena Mani

The Times of India

Sai Ishwar

The Economic Times

Ayushman Baruah

The Financial Express

Haripriya Sureban

The Hindu BusinessLine

Jochelle Mendonca

ET Prime

Shouvik Das

Mint

Shivani Shinde

Business Standard

Reshab Shaw

Informist

Debasis Mohapatra

Deccan Herald

Rohit Chintapali

Businessworld

Harichandan Arakali

Forbes

Rishi Basu

A very good evening, everyone, and a very happy New Year. Thank you for joining Infosys' Third Quarter Financial Results. My name is Rishi, and on behalf of Infosys, I'd like to welcome all of you. Over the next hour with our management, we are going to have our financial results commentary. We request one question from each media house so that we can accommodate everyone over the next hour. As always, we will start with broadcast media and then move on to our other friends from media who are present here. With that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. Good afternoon, and welcome to everyone who is here on the campus and everyone who is joining us online. We are delighted to share with you that our Q3 performance was strong, with year-on-year growth of 13.7%, quarter-on-quarter growth of 2.4% – this in a seasonally weak quarter for us and amid a changing global economy.

We continue to take market share. We continue to benefit from consolidation. Growth in Q3 was broad-based, with most industries and geographies growing in double digits in constant currency. Our large-deal value was at $3.3 bn, the highest in eight quarters. With 32 large deals, this is the largest number of large deals in a quarter in our history, 36% of this is net new. Our pipeline of large deals remains strong.

Our digital revenues grew at 22% in the quarter at constant currency and are now close to 63% of our overall revenue. Our core services revenue grew as well at 2.4%.

We are seeing growth in both areas of our business – digital and core services. This is a testament to our industry-leading digital capabilities, including our Cobalt cloud capability and our industry-leading automation capabilities, both of which are resonating with our clients.

Our large-deals pipeline is seeing increased traction for automation and cost-efficiency programs. Strong growth was accompanied by stable operating margins at 21.5%. This was driven by healthy revenue growth and cost optimization benefits. Our voluntary quarterly annualized attrition continues to decline. It was reduced by 6 percentage points sequentially to well below 20% for this quarter.

While we are encouraged by the immense confidence and trust our clients have in us, the signs around are showing a slowing global economy. Some areas such as mortgages and investment banking in the Financial Services industry, Telco, Hi-Tech, and Retail are more impacted, and that is leading to delays in decision-making and uncertainty in spending in these areas. We are confident that the strength of our digital and cloud capabilities and our automation capabilities will continue to position us well in this market. We are keeping a close watch on the global economy.

Our operating model and offerings are agile to deliver value for our clients in this evolving macro environment. Driven by a growth of 17.8% in constant currency for the first nine months of FY'23 and the strong large-deal value for Q3, we are increasing our revenue growth guidance, which was at 15% to 16%, we are increasing it to 16% to 16.5% for the full financial year, despite the changing global conditions. We are retaining our operating margin guidance for FY '23 at 21% to 22%. We anticipate to be at the lower end of this range. Thank you.

With that, Rishi, let's open up for questions.

Rishi Basu

Thank you, Salil. We will open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys.

With that, we have the first question from Ritu Singh from CNBC TV18.

Ritu Singh

Hi, thank you, you said you have increased your revenue growth guidance despite changing global conditions. What gave you this confidence? Why the revision up? What about furloughs, were they lower than what you were expecting from your comments in the last quarter?

Also, we have seen a significant rupee depreciation during the quarter, and yet the margins have more or less remained flat. What is the reason for that? And any visibility you have on the FY'24 growth? Because you are talking about this difficult macro environment and yet you revised up your guidance. So, what are you hearing from clients in terms of their budgets? And these large deals that you say continue to be strong in the pipeline, are you seeing more renewals or newer deals that you expect to win?

And a word on attrition and hiring as well – do you expect it to continue to trend lower? I think it is the lowest in the last five quarters. And also, hiring is lower than the previous quarter – is it because you are anticipating lower growth? Any comment on that as well?

Salil Parekh

Thanks for the questions. I will try to get through most of them. On some of the points on margin, Nilanjan will jump in as well.

On the guidance, our focus is really on what we see as we closed out the quarter. We had exceptionally strong growth QoQ 2.4%, YoY 13.7%, for the first nine months, we are at 17.8%. Then we had very strong large deals. At $3.3 bn, it is the largest we have had in eight quarters. And the number of deals is also a testament to the environment for us, at 32 deals, it was very strong. Given all of those factors, we saw that it was right to increase our guidance.

The point we made also is we do see that there are changes in the economic environment. We have called out, for example in Financial Services, beyond mortgages, investment banking; we have called out the Telco sector; we have called out Hi-Tech and Retail. But keeping all that in balance, there were some things that give us a lot of support while we see other factors in the environment changing. But keeping all that in balance, we were ready to increase our guidance.

On attrition, before we go to the margin and so on, we have seen a steady quarter-on-quarter decline for the last several quarters. We believe many of the policies we have put in place to make sure that we are more and more aligned to where our employees are focused on, is helping. And of course, the overall environment is also changing in the market. So, we see attrition continuing to go down.

On FY'24, we have no comments at this stage. We will absolutely look at it at the end of the quarter in Q4. On hiring, we have the number of hiring based on what we saw on the demand, and we have also had a very strong hiring for the full year in FY'23 and also before that. And we are making sure that all of that hiring goes through our various training and is ready for deployment.

Nilanjan Roy

Yes. So, on margins, we are at 21.5%, and that is flat sequentially. A couple of reasons, and first you mentioned about the benefits of currency. So, we got a net benefit of about 40 basis points from currency, net of our hedges. So, that was one tailwind for us. We got another benefit of about 70 bps from our cost optimization, for instance, our subcon costs, etcetera.

And from a headwind perspective, there is about 30 basis points additional spend on our SG&A. And the balance, about 80 basis points, was traditional seasonality in the quarter, furloughs, partly because of our third-party costs. So, these are balance, 80 bps. So that is a broad walk about a flat 21.5% margin within our guidance, as you know, of 21%- 22%.

Rishi Basu

Thank you. The next question is from Anisha Jain from ET Now. Anisha sends us her questions on text. Salil, the question for you is, there has been a strong execution and deal win in Q3 that led to the guidance upgrade as well. Can we extrapolate this to believe that the client budget will be robust and double-digit revenue growth will sustain in FY'24? And could you give us a bit more insight on the trends you are witnessing in Europe and for verticals like BFSI and Hi-Tech?

And Nilanjan, for you, there is a question on margin, which you just answered. A follow-on question on attrition that is coming down sharply. Could there be a sharp reversal in margins from Q4 onwards? How are the pulls and pushes stacked for margins?

Salil Parekh

Thanks, Rishi. On the first part, I think we talked a little bit about why the margin was increased in terms of what we see in the environment. We are not commenting obviously on the financial year '24 and what the guidance or growth in that year will look like. What we do see in terms of demand environment is what I shared earlier. We see some areas, for example, the mortgages area or the investment banking area in financial services, we see some areas in Telco and Hi-Tech and some in Retail.

There is more variation we see in the European markets, more concerns on what is going on with the economy. The US market is also there, but relatively less so in the US compared to Europe. We will see how this plays out because this is not a scenario where it is the same for every industry. For example, we have seen extremely strong growth in energy, utilities, that part of our business, and we continue to see that in Q3. We saw very strong growth in manufacturing, and we continue to see some of that traction in our business in Q3.

Rishi Basu

Nilanjan, the question on margin was attrition.

Nilanjan Roy

Yes, so absolutely. So one is, of course, as you know, if you have seen our utilization, in fact, that came as a headwind for us. We have built a large, fresher pipeline. They go through our training, like Salil mentioned, at Mysore. And they are on bench now. We are training them, reskilling them. And in fact, that will give us some headroom, for growth looking ahead. So, the question partly about do we need to hire more, so we have a very substantial bench. And I think our utilization at about 81.7% is one of the lowest we have had. So, we have some headroom there.

Looking ahead, of course, subcon costs, we have brought them down. At one stage, we used to be closer to 7% of our revenue, we are at around 8.7%; utilization is another factor. We continue to work on pricing, onsite-offshore, the pyramid itself, with the freshers coming in will help us. So, these are the levers, we will have to deploy as we look ahead, in the next few quarters.

Rishi Basu

Thank you, Nilanjan. The next question is from Sajeet Manghat from BQ Prime. Sajeet has a couple of questions. For Salil, he wants to know, give us a sense of the demand environment in North America, UK, and Europe. And have you seen a trend of small deal sizes compared to what we saw in the last two years? Do you foresee a slowdown in deal closures?

Nilanjan, your question is again on margins, which has already been answered. So, I am not asking that again.

Salil Parekh

On the demand environment, similar view. I think we see different demand environment in different industries. And even within some industries, there is a variation based on the client. We are also seeing much more demand today for automation, cost efficiency, operational improvement programs.

The size of the deals, as we see with $3.3 bn in large deals, we have a tremendous volume, 32 of those deals for this quarter. So we do see a change in the environment. But we see that both of our engines, the one for digital and cloud driving transformation and the one for automation driving cost efficiency, both are working and growing for us.

Rishi Basu

Thank you. The next couple of questions are from ZEE Business, Kushal Gupta, and from Harshada Sawant from CNBC Awaaz. Both are on client and IT budget spending, which we have already answered. I will ask one question. What is the sense you are getting from your clients in terms of future pricing of deals? How concerned are you about Europe and what impact could it have on deal flows ahead?

Salil Parekh

Pricing, maybe Nilanjan will take. I will take the question on Europe.

Europe, I think we mentioned earlier that there are differences within the European economies. We are seeing today more economic changes in the European market relative to US. But even so, there is a factor of the industry. We are seeing good traction in some industries, for example, energy utilities, and that is across geography, while we see some constraints which are in Hi-Tech and parts of Financial Services.

Nilanjan Roy

On the pricing side I think, we have seen a much more stable pricing regime than what we have seen historically. And part of that has been the high inflation we have seen in these economies as well and also because of the compensation hike. So some of that, we are trying to work with our clients to pass that on, and we have had some successes there.

Of course, things like discounts have actually come down over the years. So, I think this is a discussion we have by each client, and I think that is something which we will continue to work on irrespective for the year ahead.

Rishi Basu

Thank you. The next question is from Reuters News from Nandan Mandayam.

Nandan Mandayam

I just want to know, how long do you expect the softness in BFSI to persist in the US? And also, if you could give us an insight into how you maintain around the same growth in Europe. And lastly, could you give us an insight into what FY'24 hiring is going to look like, both in the fresher and lateral terms? Is it going to exceed what we have seen in FY'23 so far?

Salil Parekh

So, on the BFSI, I think we do not have a definitive number in terms of when things are going to look different. Again, we see differences. There are parts of it, for example, mortgages and investment banking, where we are seeing some constraints on what they are doing with their business. There are other parts of Financial Services, which are not seeing those same constraints. We have places, where because of consolidation of partners, we are actually seeing some growth across some clients as well.

In terms of hiring, we have no comment today on our plans for FY'24. Those things, in any case, we will not comment on the hiring number. We will, at the end of the quarter, lay out the guidance for growth and margin for next year.

Nandan Mandayam

Inaudible question

Salil Parekh

On Europe, I think we are fortunate to see a very strong growth. We have had a good focus on that geography for the past several years, and we continue to see traction from some of the work and programs that we have started a while ago.

Rishi Basu

Thank you. The next question is from The New Indian Express, Uma Kannan.

Uma Kannan

Congrats on a strong quarter. So, do you expect client spending to come down in Q4 and whether this includes reduction in workforce? And also, one more on automation that you spoke about just now. So Infosys has good capabilities on automation, AI, ML, how are you looking at this AI chat bot as you have invested in OpenAI also? So what will be the future or how does the future look like in AI? And how this will actually help in servicing your clients better?

Salil Parekh

So I think the first part of the question was more on what we see the client spend in Q4. I think our sense is the points that we have laid out with respect to different industries and different clients is what we are seeing right now in Q4. What we see going ahead, we will describe for the financial year '24 as we come to the close of this year.

In terms of automation, we made tremendous progress, and that is one of the reasons, because we have used artificial intelligence, machine learning, we have benefited from clients' needs to be more efficient with their technology spend. And we have been at the forefront of what is going on with automation. And that is really the reason why we see both our digital business and our core services business growing.

On OpenAI, several years ago, Infosys had supported this initiative in a very small way through a donation. We see the progress they have made. Huge congratulations to what they have done. We have examples where we are using ChatGPT with client situations, that is starting to further increase productivity and automation.

Rishi Basu

Thank you. The next question is from Haripriya Suresh from Moneycontrol.

Haripriya Suresh

Hi, good evening. I have one follow-up on ChatGPT. Just wanted to understand if Infosys at some point – I know OpenAI has since shifted from nonprofit to for-profit – will Infosys look at putting more money? And how do you think it will impact coding and service delivery as well?

Another question is you had a very strong quarter, but do you think we will go back to a single-digit growth? And Nilanjan, just wanted to ask, last quarter, you had mentioned that in H1 FY'23, you had hired 40,000 freshers. 50,000 was the target for this year. How many freshers were hired in Q3? And has that target been revised? Thank you.

Salil Parekh

On the first one, I think we have a huge focus and commitment through the past several years on automation, artificial intelligence, machine learning. We have no plans today which relate to anything in terms of an investment in any activity. But we are looking at the way to really work with and partner with, and there are many technologies which enable a way to do low-code/no-code enhancement or efficiency of building code faster. So we are working with several of them to make sure that we work with our clients on it.

Haripriya Suresh

In terms of growth?

Salil Parekh

On growth, we do not have a guidance for FY'24 at this stage. What we have is really the focus on Q4 and for FY'23.

Nilanjan Roy

Yes. On the freshers, I think the 50,000, we are short of that now, but I think we should be around that number by the time we end the year. So, we have continued to hire. Yes, I think about 46,000 we have done, if I am not mistaken.

Rishi Basu

Thank you. The next question is from Veena Mani from The Times of India.

Veena Mani

Good evening gentlemen. So, a couple of questions on the HR front. With attrition coming down, will the pressure on giving out more bonuses and increments ease out for you? And also on this quarter's variable pay, on an organization average level, what is it going to be? And if it is 100%, what part of your workforce will be covered in that 100% variable pay bracket?

And, also on the utilization, excluding trainees, it is at 81.7%. Is it largely because even in the existing projects, clients want to ramp down, want to bring down the number of billed resources or why is it exactly?

Nilanjan Roy

Yes, sure. So, I will take the second and then the first one. So, 81.7% utilization is largely because of our fresher's bench. That is the biggest reason and because we have been hiring so many freshers through the year and putting them into training. So, over a period of time, they will start going into production, because you cannot overnight put a new project and have them with all the freshers.

And like we have talked about in the past, it was an investment we are ready to make because you cannot overnight flip the model of putting freshers. And so, we are ready to make that investment and then start leading them into the production projects and rotate existing headcount. So, we are not so concerned. Over a period of time, that will start actually helping us.

The second thing about variable pay, we do not disclose the amount of variable pay during the quarter, and that is just something in the past we have looked at pay out to each quarter on performance.

Veena Mani

Inaudible question

Nilanjan Roy

Yes, that is been going on. Yes, absolutely. In fact, one of the projects is about helping us during this attrition - this whole project internally about predictability of promotions, and that continues unabated as people reach a certain seniority. And in certain levels, we are continuing that.

Rishi Basu

Thank you. The next question is from Sai Ishwar from The Economic Times.

Sai Ishwar

Hi gentlemen, good evening. So Salil, in the press release, you have said you have gained market share. Could you actually explain in which markets or in which functions are you gaining market share? And, also about the deal win, it has come at an elevated number right now. So, do you think going forward, it is sustainable? And also, could you tell us what worked this time? Do you think your automation capabilities helped in terms of winning a lot of cost-based deals? Could you just give us more colour on the deal pipeline and the wins? Thank you.

Salil Parekh

So, on what are the reasons for some of these deals that we are winning or the size and scale of it, I think you are absolutely right, the automation piece, the fact that we have a real strength and industry-leading capability has absolutely helped us. We think we are gaining market share, because if you look at the growth, average growth over the last 12 months, 24 months, 36 months, including in this quarter of the industry and you look at our growth, we think we are ahead of the average. So, we are gaining market share from people who are below that average and it is in multiple areas. We have gained tremendous market share on cloud because of Cobalt, on the digital areas on data, on analytics and also on cost efficiency and automation, because we have the ability to take large platforms and programs and make them more efficient for our clients.

Rishi Basu

Thank you. The next question is from Ayushman Baruah from The Financial Express.

Ayushman Baruah

Hello. Hi, Salil and team, wishing you a very happy new year, first of all. So, most of the financials have been asked. So, I have something from a technology point of view. Last year, we spoke a lot about Metaverse, right? Infosys has also invested into it. So how do you see the adoption among clients? Is it still in the initial phases? Or have you seen the adoption pick up? That is one.

And number two is that last year, we also heard a lot about moonlighting, right? So over these months, has Infosys firmed up any policies around moonlighting yet?

Salil Parekh

So, on Meta, I think we are starting to see, as we discussed last time, some projects, some programs, especially as it relates to AR, VR in the manufacturing context, on a shop floor context, in an education training context and maintenance context. It is small right now, so it is not a large part of what we do, but we are seeing a steady sort of improvement on that.

On people doing gig work, we have made a clear statement a while ago. We are very much of that same view. We have built internal capabilities to support that. We have had a program, which internally we call Accelerate, which was put in place some years ago. And that program is being used to make sure it is done. We want to ensure, while doing all of that, client confidentiality is always maintained. But outside of that, we want to make sure that the employees have the ability to do some of this to improve and enhance their learning.

Rishi Basu

Thank you. The next question is from Haripriya Sureban from The Hindu BusinessLine.

Haripriya Sureban

Hi guys. Salil, you spoke about client spending. But specifically, when it comes to cloud, we hear that people are taking a re-look at their cloud spend and maybe even rethinking how much they are spending on it. So, what is it that you see on that front? What is your reading on it? And given the current environment, are customers looking at vendor consolidation? And would that be helping you going forward? Thanks.

Salil Parekh

On cloud, it is a significant part of what we see within our digital portfolio. We have seen good growth in digital all through the year and including in Q3. We do not split out the cloud growth specifically, but it is in good shape for us as the cloud business is growing based on Cobalt.

Overall, we have seen that there is a focus in some of the industry or some verticals that I mentioned earlier, where there is more attention to what should be done with these transformation programs and much more focus now on how to be more cost efficient. So that is going on as an overlay, but the cloud remains a strong part across all industries.

Haripriya Sureban

And on vendor consolidation?

Salil Parekh

On vendor consolidation, we see a tremendous benefit for us. We see many large enterprises are starting to look at things which are more in selecting a very small set of partners. And in many of those cases, Infosys becomes the preferred partner for our clients.

Rishi Basu

Thank you. We will move on to the next set of questions from journalists who have sent on text.

The first is from Jochelle Mendonca from ET Prime. Jochelle's question is one thing that we have seen is Salesforce talking about a slowdown and there is talk about a slowdown on the hyperscaler side as well. Given that you are a strategic partner to these companies, what are you hearing from them and your clients about the cloud, which has been a big driver of growth?

And the other question is, given the uncertainty, could you give any colour on how close to the growth your customer teams or any steps that you have taken to be able to capitalize when we see an upturn?

Salil Parekh

On the cloud, I think it is similar to what we were just sort of mentioning. Essentially, there is still emphasis on what is going on with the cloud. There are just different parts of the industries that are doing things differently. So, if you look at, for example, in energy or utilities clients, if you look at manufacturing, we see a huge movement today already with cloud with all of the components of our Cobalt capability. But in some other industries, it is less so. And therefore, overall, there is obviously less in that.

Rishi Basu

The other one was on the uncertainty. Could you give any colour on how close to the growth your customer teams or any steps that you have taken to be able to capitalize for the time when we see an upturn?

Salil Parekh

So there, I think we are positioned well with the fact that we have a very strong digital transformation capability. And even today as our clients are looking at it, that capability will become more and more critical as and when the overall economy also changes. And in that same time, the focus on cost efficiency will give us benefit. That is something that we can work on with clients to rationalize what they are doing with their spend across the technology platform.

Rishi Basu

Thank you. The next question is from Shouvik Das from Mint.

Salil, for you the question is, the per employee consolidated revenue declined further to $54,000 level, down over 6% Y-o-Y. Does this show that employee costs have still remained high in the sector despite falling attrition rate? And is this something that we expect to see in the coming quarters as well?

For Nilanjan, a couple of questions. You have raised guidance for FY'23 on the back of a strong quarter. However, the number of active $100 million-plus customers reduced by one during the quarter. Is that a factor of uncertainty coming from North America and Europe? And do you expect large deals to remain muted or even decline through the next quarter? This was already asked.

And there is another question. Revenue from India saw a 5.4% Y-o-Y constant currency decline, while the rest of the world, including Europe saw growth. What is the reason for such movement in market metrics?

Nilanjan Roy

Okay. So, I will start with India. So, India is a very small portion with about 2.5% of our global business is from India. And a lot of the work we do with our clients is also volume and transaction-led. So, you will see these pluses and minuses on a quarter basis on the growth figure. But like as I again said, it is only 2.5% approximately our revenue.

The second one was about the revenue per person. I think that is just a reflection of our utilization over the year, which was about 88%, and now we are at 81%. So that is just the math of the overall RPP as such. So, our margins have, like I said, quarter-on-quarter, remained stable. So that’s a different way to look at the metric because we have also hired freshers during this time, who are sitting on bench and are in training in Mysore. But from a productive perspective, we have seen that utilization factor come down by only about one and a half percent during the quarter.

Rishi Basu

Thank you. The next question is from Shivani Shinde from Business Standard. In continuation to the earlier question on cloud, can you give some colour on cloud deals? If cost transformation deals have gone up, why is the core revenue down in reported terms? Also, can you give some colour on the TCVs won this quarter?

Salil Parekh

On the deals, first, the reported terms have a lot of currency in it. So, we always look at our business on a constant currency terms. We think that’s a metric, which is more stable and more indicative of how the underlying business is doing. So, the key for us there is the core is growing this quarter on a constant currency basis.

We don’t typically give out the average TCV on our deals. The reality is we have a huge large-deals number at $3.3 bn, and that makes a big difference as we look ahead into what is going on with the future of the business. On cloud deals, those really come back to what is the view of individual clients and within industries what’s happening and then the overlay of the cloud as an ecosystem.

Rishi Basu

Thank you. The next question is from Reshab Shaw from the Informist. For Salil, you said Europe sees more stress, but segment revenue shows the region's share of revenue is going up. Going forward, do you see that changing? And what are the reasons that drove large deals even as you said there were delays in decision-making?

Salil Parekh

On Europe, to the earlier question about what is the overall economic environment like. We see the economic environment across the world slowing. Within that, relatively, Europe seems to be more slowing than the US today. For our own work, Europe is very strong. We have had a really good platform there, put in place over the last 18-24 months. And we are seeing the benefits of that coming through today and also some of the large programs that we launched in that last 18-24 months' time frame.

Rishi Basu

Thank you. The next question is from Debasis Mohapatra from Deccan Herald.

For Nilanjan, despite a fall in attrition and benefits coming from operational efficiency, why did operating margin not improve in Q3? Are large deals margin-dilutive in nature? When can we see revenue per employee inching up?

Nilanjan Roy

Yes. So, I think I have answered many of those. So, we have given our margin walk on 21.5% sequentially as well.

And the other one - large deals continue to perform well. You will see our overall strategy over the last four years since the large-deal strategy was put in place. At 21.5%, we are actually well above where we started around FY'20. So, despite all the large deals, we have seen that, as we go through the deal cycles, we have seen the improvement in margins. And of course, new deals come into the funnel with lower margins, but that is a mechanism we have actually mastered, and I think that is something which we do every day.

Rishi Basu

Thank you. The next question is from Rohit Chintapali from Businessworld. This is a similar question in case you want to add any more colour to it. Your revenues from North America have declined sequentially and they have improved only marginally in Europe in Q3. This is in line with ICRA's report that predicts moderation of growth in the IT sector over the medium term. How do you plan to address these key markets as you expect tough times ahead?

Nilanjan Roy

If you look at our constant currency, we have grown in all the three geographies as Rest of the World, in Europe and in North America. Of course, the growth rates are different. But we are seeing a very strong pipeline in all the markets, like Salil has mentioned.

Rishi Basu

Thank you. The next question is from Harichandan Arakali from Forbes. Two questions. One is on hiring in the context of looming recession that I think, gentlemen, you have answered. The next question is, while there is the nuance of Infosys Cobalt and other such capabilities which may be useful to clients, overall, what does the recruiting scene look like in the coming few months?

Salil Parekh

On recruitment, I think we have already mentioned – first that we are increasing our growth guidance. We have talked about the recruitment that we have done across this year already. And as we see the demand environment building up, as we see utilization inching up, we will make sure that the recruitment utilization and the way we are training all of the college graduates makes it an efficient model for us to grow with them.

Rishi Basu

Thank you. With that, we come to the end of this Q&A session and the press conference. We thank our friends from media for joining us today. Thank you, Salil, thank you, Nilanjan.

Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today.

Thank you very much and have a good evening.